Onconova Therapeutics, Inc.

375 Pheasant Run

Newtown, PA 18940

November 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Paul Fischer

Celeste M. Murphy

Re:                                                Onconova Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-234360

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended (the “Registration Statement”), so that the Registration Statement may become effective at 10:30 a.m. (Eastern Time) on November 21, 2019, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Joanne R. Soslow of Morgan, Lewis & Bockius LLP at (215) 963-5262.

Under separate cover, you will receive today a letter from the placement agent of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN

Name:	Mark Guerin

Title:	Chief Financial Officer